

February 10, 2025

Qi Gong
Chief Executive Officer
Quartzsea Acquisition Corp
1185 Avenue of the Americas, Suite 304
New York, NY 10036

> **Re: Quartzsea Acquisition Corp**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted February 3, 2025**
> **CIK No. 0002047455**

Dear Qi Gong:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 17, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted February 3, 2025
Cover Page

1.   We note your response to prior comment 1. Please clarify the continued references to YCM CPA Inc. as your auditor on the cover page, which is inconsistent with the reference to CBIZ CPAs PC as your auditor.

Initial Business Combination, page 9

2.   We note the revisions made in response to prior comment 6, including that additional funding may be required to fund obligations to redeem public shares in connection with the initial business combination. In light of disclosures elsewhere regarding

redemptions from the trust, please explain this statement.

Sponsor Information, page 11

3.   We note your response to prior comment 7 and we reissue it in part. The use of proceeds table on page 90 still reflects potential allocation of working capital to finder's fees and consulting fees. We also note additional references to finder or other fees elsewhere in the prospectus. Please reconcile with disclosure on page 91 that finder's fees, consulting fees or other similar compensation will not be paid.

4.   We note your response to prior comment 8 and we reissue it in part. Please revise to specifically identify any persons who have an indirect material interest in the SPAC sponsor, as well as the nature and amount of their interests, as required by Item 1603(a)(7) of Regulation S-K.

5.   We reissue prior comment 9. Please revise the table identifying transfer restrictions on page 12 to also reflect the lock-up agreement with the underwriter, as required by Item 1603(a)(9) of Regulation S-K.

Permitted Purchases of Public Shares By Our Affiliates, page 21

6.   We reissue prior comment 10. We note that you may purchase shares to effect the initial business combination and we note that, pursuant to the letter agreement, your sponsor, officers and directors have agreed to vote their shares in favor of the initial business combination. We also note the revised disclosure on page 23 that "the purpose of such purchases would be to (i) vote such shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination." Please reconcile with the disclosure on page 24 that such shares would not be voted in favor of the business combination and advise how such statement is consistent with your disclosure regarding the letter agreement, which requires such shares be voted in favor of the business combination.

Conflicts of Interest, page 28

7.   We note your response to prior comment 11. On page 32, you state that your directors and officers "may have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present acquisition opportunities to such entity." You then state that such opportunities shall be first presented to you. Then you state that your memorandum and articles of association provide that you renounce any interest or expectancy to participate in any potential transaction or matter which may be a corporate opportunity for an officer or director on one hand and you on the other. Please reconcile or advise.

February 10, 2025
Page 3

      Please contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Cassi Olson